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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing MAR 07 2022 Washington DC (stamp overlay)

SEC FILE NUMBER
8-45660

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/21___ AND ENDING ___12/31/21___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Ballew Investments Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__100 Vision Dr. Suite 325__
                    (No. and Street)

__Jackson,   MS   39211__
   (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Trish Vedros__   __601-368-3517__   __trishv@ballewwealth.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Goldman & Company, CPAs__
(Name – if individual, state last, first, and middle name)

__3535 Roswell Road, Ste. 32, Marietta, GA 30062__
(Address)   (City)   (State)   (Zip Code)

__1952__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _C. Brooks Mosley_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Ballew Investments, Inc._ , as of _Dec. 31_ , 20 21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lisa J. Tate
Notary Public

[Notary seal: STATE OF MISSISSIPPI NOTARY PUBLIC ID # 294483 LISA J. TATE Commission Expires Jan. 26, 2026 MADISON COUNTY]

Signature: _C. Brooks Mosley_

Title: _President / Financial Operation OFFICER_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ballew Investments, Inc.

Financial Statements and

Reports of Independent Registered Public Accounting Firm

Year Ended

December 31, 2021

Ballew Investments, Inc.

December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Ballew Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ballew Investments, Inc as of December 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2021 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ballew Investments, Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ballew Investments, Inc's management. Our responsibility is to express an opinion on Ballew Investments, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ballew Investments, Inc's financial statements. The supplemental information is the responsibility of Ballew Investments, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2022

Ballew Investments, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 63,313
Commissions receivable	39,840
Due from affiliate - income tax receivable	10,371
	$ 113,524

Liabilities and Stockholder's Equity
Liabilities

Due to affiliate	$ 27,737

Stockholder's Equity

Common stock, $.01 par value	
Authorized - 1,000,000 shares	
Issued and outstanding - 10,000 shares	100
Additional paid-in capital	184,900
Accumulated deficit	(99,213)
	85,787
	$ 113,524

Ballew Investments, Inc.
Statement of Operations
Year ended December 31, 2021

Revenues

Commission and fee income	$ 185,936
Interest income	34
	185,970

Expenses

Production compensation	73,751
General and administrative	156,596
	230,347

Loss Before Income Taxes	(44,377)
Income Tax Benefit	10,371
Net Loss	$ (34,006)

Ballew Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2021	$ 100	$ 184,900	$ (65,207)	$ 119,793
Net loss	-	-	(34,006)	(34,006)
Balance at December 31, 2021	$ 100	$ 184,900	$ (99,213)	$ 85,787

Ballew Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2021

Operating Activities

Net loss	$ (34,006)
Changes in operating assets and liabilities	
Commissions receivable	6,030
Accounts payable and accrued expenses	2,445
Due from affiliate	(9,462)
Cash Used In Operating Activities	(34,993)
Cash and Cash Equivalents, Beginning of Year	98,306
Cash and Cash Equivalents, End of Year	$ 63,313

Supplemental Cash Flows Information

Income tax credit received	$ 909

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2021

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance, variable annuity products and mutual funds. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Brokerage Commissions and Fee Income

The Company acts as an agent in connection with the sale of variable annuity, variable insurance and mutual funds to customers. Commissions and related expenses are recorded on the date due from the policy issuer. Commission income is earned based on the value of assets at the inception of the contract. The Company believes the performance obligation is satisfied on that date because the underlying contract is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Ongoing brokerage fee income is earned based on the underlying asset values of annuity contracts or mutual funds. The income is received in arears and is recorded on the date due from the issuer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2021, the Company's cash account did not exceed the federally insured limits.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2021

Note 1: Nature of Operations and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new standard also required expanded disclosures about revenue recognition. The Company has adopted this ASU effective January 1, 2018 with no material impact on its financial statements.

The Company is evaluating new accounting standards and will implement as required.

Subsequent Events

Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were issued. Management has determined that no subsequent event disclosures are required.

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregated indebtedness change daily. At December 31, 2021, the Company's aggregate indebtedness to net capital was 0.32 to 1.

The net capital requirement at December 31, 2021, follows:

Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000
Net capital computed using regulatory agency requirements	$ 85,787
Excess net capital	$ 80,787

Note 3: Income Taxes

The Company is included in the consolidated income tax return of SB Holding Company, Inc. The current and deferred income taxes are determined on the separate return basis, except for the treatment of net operating losses and other tax attributes which are characterized as realized or realizable by the Company when those tax attributes are realized or realizable at the consolidated return level.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The benefit from income taxes for 2021 consists of the following:

Federal	$ 9,040
State	1,331
	$ 10,371

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Pursuant to an expense allocation agreement between the Company and Security Ballew, executed June 3, 2020 and revised effective July 14, 2021, the Company's financial statements reflect the allocation of costs incurred for occupancy, operations, administrative support and management salaries. The allocations are based on systematic methodologies that consider the number of employees and usage factors. For the year ended December 31, 2021, the Company recorded expenses totaling $114,136 under this agreement, which is included in general and administrative expense in the accompanying statement of operations and there is a payable to its related party of $8,226 under this expense sharing allocation.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2021

Note 4: Related Party Transactions (continued)

Security Ballew tracks compensation paid to the account executives on a company-specific basis and allocates the cost to the respective company. The Company recognized production compensation expense for 2021 of $73,751, as a result of this allocation, and there is a payable to its related party of $19,511 related to this allocation.

At December 31, 2021, the Company has a receivable from Security Ballew of $10,371 relating to the Company's share of income tax benefit.

Note 5: Commitments and Contingent Liabilities

Management is not aware of any outstanding commitments or contingent liabilities.

Note 6: Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Note 7: Accounts Receivable

The Company has evaluated the collectability of accounts receivable and has determined all accounts receivable are collectible. The terms of accounts receivable are due upon providing service to its clients.

Note 8: COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our busines and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2021, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

Ballew Investments, Inc.

Supplementary Information Required by the

Securities and Exchange Commission (SEC) Rule 17a-5

December 31, 2021

Ballew Investments, Inc.
Schedule I - Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2021

Net Capital

Total stockholder's equity from statement of financial condition	$ 85,787
Other deductions	-
Net capital	$ 85,787

Aggregate Indebtedness

Total aggregate indebtedness from statement of financial condition	$ 27,737

Computation of Basic Net Capital Requirement

Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000

Excess Net Capital — $ 80,787

Ratio: Aggregate Indebtedness to Net Capital — 0.323

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2021. Therefore, no reconciliation of the computation is deemed necessary.

Ballew Investments, Inc.

Schedule II
**Computation for the Determination of the Reserve Requirements
Under SEC Rule 15c3-3 Of The Securities and Exchange Commission
Year ended December 31, 2021**

The Company is exempt from the provision of Rule 15c3-3 under the Securities and Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of its customers.

Schedule III
**Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 Of The Securities And Exchange Commission
Year ended December 31, 2021**

The Company is exempt from the provisions of the Rule 13-3 under the Securities and Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Ballew Investments, Inc.

We have reviewed management's statements, included in the accompanying Ballew Investments, Inc.'s Annual Exemption Report, in which Ballew Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ballew Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(1) (the "exemption provisions") and Ballew Investments, Inc. stated that Ballew Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ballew Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ballew Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holdman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2022



Ballew Investments, Inc.
Exemption Report
Year ended December 31, 2021

100 Vision Drive, Suite 325
Jackson, MS 39211
Phone: 601-368-3500
www.ballewwealth.com

Ballew Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, C. Brooks Mosley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

January 26, 2022